Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, California 92660-6397
December 27, 2011
Deborah D. Skeens
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Registration Statement for Pacific Variable Annuity, Funded by Separate Account
A (File Number 811-08946) of Pacific Life Insurance Company;
Request for Withdrawal of Initial Registration Statement filed on Form N-4,
Accession No. 0000950123-11-103907 (filed December 23, 2011)
Pursuant to Rule 477 under the Securities Act of 1933 (“1933 Act”), and on behalf of Pacific Life Insurance Company (“Pacific Life”) and Separate Account A of Pacific Life (“Separate Account”), the Registrant respectfully requests the withdrawal of the above captioned Initial Registration Statement, filed on Form N-4.
We request withdrawal of the Initial Registration Statement due to a technical error. The above referenced filing was incorrectly filed solely under the Investment Company Act of 1940 (“1940 Act”), instead of under both the 1933 Act and the 1940 Act. The correctly filed Registration Statement was subsequently filed on December 23, 2011 (Accession No. 0000950123-11-103958 on December 23, 2011, File No. 333-178739), under both the 1933 and 1940 Acts.
Please note that this request for withdrawal is not meant to extend to the correctly filed Registration Statement (File No. 333-178739) or to the registered status of the Separate Account, which is the funding vehicle for other Pacific Life variable annuity contracts.
If you have any questions regarding this matter, please contact the undersigned at (949) 219-3943.
Sincerely,
/s/ BRANDON J. CAGE
Brandon J. Cage
Assistant Vice President, Counsel